FOIA CONFIDENTIAL TREATMENT REQUEST	Joshua D. Fox

+1 781 966 2007 (t)
The entity requesting confidential treatment is:	+1 781 966 2100 (f)
Karyopharm Therapeutics Inc.	joshua.fox@wilmerhale.com
2 Mercer Road
Natick, MA 01760
Attn: Michael G. Kauffman, M.D., Ph.D.
Chief Executive Officer
(508) 975-4820

October 18, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Mail Stop 6010
Washington, DC 20549-6010
Attention:  Jeffrey P. Riedler

Re:              Karyopharm Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-191584

Ladies and Gentlemen:

On behalf of Karyopharm Therapeutics Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 18 contained in the letter dated October 2, 2013 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael G. Kauffman, the Company’s Chief Executive Officer, with respect to the Registration Statement referenced above (the “Registration Statement”).  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

18.               We will further evaluate your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.  Please expand your disclosure to address the following:

•                  Once you can reasonably estimate the IPO price, qualitiatively and quantitiatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•                  Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement; and

•                  Please revise your disclosure to present the intrinisic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

Rule 83 Confidential Treatment Request by Karyopharm Therapeutics Inc.

Request #1

Response:             In response to the Staff’s comment in the first bullet above, and to provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally similar companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Karyopharm Therapeutics Inc. respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to Michael G. Kauffman, M.D., Ph.D., Chief Executive Officer, Karyopharm Therapeutics Inc., 2 Mercer Road, Natick, MA 01760, telephone (508) 975-4820, before it permits any disclosure of the bracketed information contained in Request #1.

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement an additional list of significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the following disclosure, which was included, in substantial part, on pages 72 to 74 of the Registration Statement filed by the Company with the Commission on October 4, 2013.

Rule 83 Confidential Treatment Request by Karyopharm Therapeutics Inc.

Request #2

“In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus.  The midpoint of the price range is $[**] per share. In comparison, our estimate of the fair value of our common stock was $1.71 per share as of September 24, 2013. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

Karyopharm Therapeutics Inc. respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to Michael G. Kauffman, M.D., Ph.D., Chief Executive Officer, Karyopharm Therapeutics Inc., 2 Mercer Road, Natick, MA 01760, telephone (508) 975-4820, before it permits any disclosure of the bracketed information contained in Request #2.

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•                  an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The midpoint of the estimated price range for this offering reflects a significant increase over the estimated valuation as of September 24, 2013 of $1.71 per share. Investors should be aware of this difference and recognize that the price range for this offering is in excess of our prior valuations. Further, investors are cautioned not to place undue reliance on the valuation methodologies discussed above as an indicator of future stock prices. We believe the difference may be due to the following factors:

•                  We received positive feedback from potential investors in connection with our “testing-the-waters” meetings;

•                  We enrolled 22 additional patients in our clinical trials of Selinexor;

•                  After September 24, 2013, we received incremental updated clinical data as of September 20, 2013, which confirmed and expanded data previously received in our studies;

•                  After September 24, 2013, we received incremental updated data about the number of patients remaining on study between August 20, 2013 and September 20, 2013, thereby increasing the average days on study for our patients;

•                  We entered into an agreement with Fast Forward LLC, a not-for-profit subsidiary of the National Multiple Sclerosis Society, to explore the application of our SINE compounds in multiple sclerosis, demonstrating potential third party validation of the applicability of our SINE compounds in indications outside of oncology;

•                  We added research and development staff to our organization to support our preclinical and clinical trials;

•                  We have taken several steps towards the completion of an initial public offering, including:

•                  On October 4, 2013, we publicly filed our registration statement with the Commission;

•                  Our board of directors established a pricing committee in connection with this offering and, in anticipation of this offering, approved a certificate of amendment to our certificate of incorporation in order to effect a reverse stock split of our common stock;

•                  Our board of directors approved our certificate of incorporation, bylaws, committee charters and various governance policies that will become effective upon the closing of this offering; and

•                  We added Garen G. Bohlin to our board of directors, a director with significant experience on the boards of directors of publicly traded biopharmaceutical companies, including as an “audit committee financial expert”;

•                  The contemporaneous valuation prepared as of September 24, 2013 contained multiple liquidity scenarios, including an initial public offering to which we assigned a probability weighting of 65%. However, the consideration of different scenarios accounts for some but not all of the difference between the initial public offering price and the valuation as of September 24, 2013;

•                  Improved capital market conditions for companies in our industry, as evidenced by a recent increase in the number of public offerings by such companies and in the initial public offering valuations of such companies compared to the valuations in their most recent pre-IPO equity financing;

•                  The initial offering price range necessarily assumes that this offering has occurred, a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with this offering and, therefore, excludes the marketability or illiquidity discounts associated with the timing or likelihood of an initial public offering, the superior rights and preferences of our preferred stock and the alternative scenarios considered in the contemporaneous valuations over the past two years. Our September 24, 2013 valuation included an illiquidity discount of 0% in the IPO scenario and 30% in the OPM scenario;

•                  In the public markets we believe there are investors who may apply more qualitative and subjective valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations, although there can be no assurance that this will in fact be the case. As described above, as a private company we used a more quantitative methodology to determine the fair value of our common stock and this methodology differs from the methodology used to determine the estimated price range for this offering. The estimated price range for this offering was not derived using a formal determination of fair value, but rather was determined by negotiation between us and the underwriters. In particular, the estimate of fair value of our common stock as of September 24, 2013 was not a factor in setting the estimated price range for this offering; and

•                  The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify.

Investors should be cautioned that the midpoint of the price range set forth on the cover of this prospectus does not necessarily represent the fair value of our common stock, but rather reflects an estimate of the offer price determined in consultation with the underwriters.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful enrollment and completion of our clinical studies as well as the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.”

In response to the Staff’s comment in the second bullet above, and as set forth in the response letter submitted by the Company to the Staff on October 4, 2013, the Company has reflected equity related transactions through October 4, 2013 in the Registration Statement filed with the Commission on such date, and undertakes that it will update such disclosure through the effectiveness of the Registration Statement.

Rule 83 Confidential Treatment Request by Karyopharm Therapeutics Inc.

Request #3

In response to the Staff’s comment in the third bullet above, the Company supplementally advises the Staff that, based on the Company’s estimated price range for this offering of $[**] to $[**] per share, the intrinsic value of outstanding vested and unvested options as of June 30, 2013, the most recent balance sheet date, were $[**] and $[**], respectively.  The Company undertakes that it will provide the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date at such time as the Company includes a bona fide price range for this offering in its prospectus.

Karyopharm Therapeutics Inc. respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to Michael G. Kauffman, M.D., Ph.D., Chief Executive Officer, Karyopharm Therapeutics Inc., 2 Mercer Road, Natick, MA 01760, telephone (508) 975-4820, before it permits any disclosure of the bracketed information contained in Request #3.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (781) 966-2007  or electronically at joshua.fox@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Joshua D. Fox

Joshua D. Fox

cc:                    Michael G. Kauffman, M.D., Ph.D.
Paul Brannelly

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549